UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________________________________________
FORM SD
Specialized Disclosure Report
____________________________________________________
For the Calendar Year Ended December 31, 2014
Sphere 3D Corp.

Ontario	001-36532	98-1220792
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No. )

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices) (Zip Code)

Randall T. Gast, telephone: (858) 571-5555
(Name and telephone number of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION I. CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Sphere 3D Corp, (“Sphere 3D,” “we” or “our”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2014 to December 31, 2014.
Sphere 3D has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that are necessary to the functionality or production of our products. Based on a reasonable country of origin inquiry, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo (“DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC or are not from recycled or scrap sources. Accordingly, Sphere 3D is filing this Form SD and has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01, in accordance with Form SD required by the Rule.
The Conflict Minerals Report is publicly available at www.sphere3d.com, under the heading “Investor Relations”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
A copy of Sphere 3D's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.sphere3d.com.
SECTION 2. EXHIBITS
Item 2.01 Exhibit
Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of the Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Dated:	May 28, 2015	By:	/s/ RANDALL T. GAST
Randall T. Gast Senior Vice President and Chief Operations Officer

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